UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July 2019

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .        .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Relevant Event, dated July 4, 2019	3

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Grifols,S.A. Avinguda de Ia Generalitat152-158 08174 San! Cugat delValles Barcelona - ESPANA Tel. [34] 935 710 500 Fax [34] 935 71o 267 www.grilols.com GRIFOLS Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following RELEVANTEVENT The U.S. Food and Drug Administration ("FDA") has approved Grifols' new 20% subcutaneous immunoglobulin product, Xembify®, which is used to treat primary immunodeficiencies. The FDA approval of Xembify® marks the culmination of an important R+D+i project for Grifols, as well as a step forward in its long-term sustainable growth strategy, and it reinforces Grifols' commitment to patients and healthcare professionals by expanding its product portfolio to better serve individuals with primary imrnunodeficiences. Grifols is currently a market leader in the production and marketing of immunoglobuline, with 30.3%1 market share (in volume) in the United States. The company plans to launch Xembify® in the United States during the last quarter of 2019, and it is working with healthcare Europe, and other markets. authorities to obtain approval in Canada, In Barcelona, on 4 July 2019 Nuria Martin Barnes Secretary to the Board ofDirectors 1 Source: Grifols Global Plasma Database, provisional data 2018 'S"'(lllm•-moo< 1l::.l ::1' i' I S0 140011004 C»>SAS110011007 · 1!1 .·.,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 4, 2019

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